FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

06013038

April 20, 2006

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

dw 5/3

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8

File No. 82-3929

NEWS RELEASE

April 20, 2006

TSX-V Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that pursuant to an underlying agreement, it is a 50% partner with the Sheridan Platinum Group Ltd. in the very large scale grassroots uranium project located at Johan Beetz on Quebec's North Shore. These properties, held in the name of the Sheridan Platinum Group Ltd., are now the subject of a formal agreement whereby UFM Ventures Ltd. has been given an option to purchase a 100% interest.

In order to exercise the option, UFM Ventures Ltd. has paid $50,000.00 and must pay an additional $350,000.00 and issue 350,000 shares on receipt of TSX Venture Exchange and shareholder approval, pay a further $200,000.00 by June 30, 2006, $200,000.00 by November 30, 2006, $200,000.00 by March 31, 2007, and either pay $1,000,000.00 or issue 1,000,000 shares (at the option of the vendors) by November 30, 2007. The payments to be made on November 30, 2006 and March 31, 2007 are optional and may be reduced by 25 percent for any property dropped from the option before the due date of said payments. A 3% net smelter royalty in the first two years after commencement of commercial production, increasing to 5% thereafter has been retained. UFM Ventures Ltd. has the right to purchase a portion of the NSR within the first thirty days after commencement of commercial production for payment of $3,000,000.00, thereby reducing the NSR to 1.5% for the entire term. UFM Ventures has agreed to make advance quarterly royalty payments of $25,000.00 commencing January 1, 2008.

For further details, see Fancamp Exploration Ltd. (TSX-V: FNC) news release dated May 27, 2005 and UFM Ventures Ltd. (TSX-V: UFM) news release dated March 30, 2006.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng.
President

For further information, please contact: Peter H. Smith Ph.D., P.Eng., President, at 514-481-3172.